+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

        Stiner                      Thomas                            J.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)


        c/o AstroPower, Inc.
        Solar Park
--------------------------------------------------------------------------------
                                   (Street)


        Newark                      DE                                19716-2000
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol

    AstroPower, Inc.  NASDAQ: APWR

3.  IRS or Social Security Number of Reporting Person
    (voluntary)


4.  Statement for Month/Year            January, 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    ___ Director                        ___ 10% Owner

     X  Officer                         ___ Other
    ---
        (give title below)                  (specify below)

                        Senior Vice President and
                         Chief Financial Officer
    ----------------------------------------------------------------

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Ownership   7. Nature of
   of                    action     action          or Disposed of (D)                Securities           Form:          Indirect
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Direct         Bene-
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             (D) or         ficial
                         Day/    -----------------------------------------------      End of               Indirect       Owner-
                         Year)                                                        Month                (I)            ship
                                  Code       V   Amount        (A) or    Price        (Instr. 3 & 4)       (Instr. 4)     (Instr. 4)
                                                               (D)
------------------------------------------------------------------------------------------------------------------------------------
Commmon Stock          1/30/01      M            5,000             A     $4.00         20,000                    D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)                                                 (Over)

FORM 4 (continued)  Table II--Derivative Securities Acquired, Disposed of, or
                              Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

-------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Derivative
    Security (Instr. 3)               sion or             action              tion Code              Securities Acquired (A) or
                                      Exercise            Date                (Instr. 8)             Disposed of (D)
                                      Price of            (Month/                                    (Instr. 3, 4, and 5)
                                      Deriv-               Day/
                                      ative                Year)
                                      Security

                                                                           ----------------------------------------------------
                                                                           Code      V                 (A)         (D)
-------------------------------------------------------------------------------------------------------------------------------
   Common Stock                    $31.38               1/2/01              A                        5,000
   Option

   Common Stock                    $ 4.00               1/30/01             M                                     5,000
   Option




------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:


------------------------------------------------------------------------------------------------------------------------------


 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Nature
                                 cisable and       Underlying Securities        of          of Deriv-        ship          of In-
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          direct
                                 Date                                           ative       Secur-           of De-        Bene-
                                 (Month/Day/                                    Secur-      ities            rivative      ficial
                                  Year)                                         ity         Bene-            Secu-         Owner-
                                                                                (Instr.     ficially         rity:         ship
                               --------------------------------------------     5)          Owned            Direct        (Instr.
                               Date     Expira-              Amount or                      at End           (D) or        4)
                               Exer-    tion         Title   Number of                      of               Indiect
                               cisable  Date                 Shares                         Month            (I)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock               1/2/02    1/2/11  Common       5,000            $31.38                             D
   Option                                       Stock

   Common Stock                                 Common       5,000                           151,433             D
   Option                                       Stock





------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:


------------------------------------------------------------------------------------------------------------------------------------

                                                    2/8/01
          _______________________________      -----------------
          **Signature of Reporting Person            Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                                                          Page 2